Canabo Announces Launch of its Canada-Wide VIP Program

Vancouver, British Columbia--(Newsfile Corp. - December 7, 2017) - Canabo Medical Inc. (TSXV: CMM) ("Canabo" or the "Company") is pleased to announce the launch of its VIP program for patients who would prefer a medical consultation in the privacy of their workplace or home as opposed to visiting one of the Company's 22 operating clinics across Canada.

Due to high demand and as a compliment to our previously announced Self Referral Sleep Aid program, Canabo is expanding the scope of its services to include a VIP telemedicine option, thereby giving patients access to a physician from their office or home. This will be a self referral program with patients screened through our National Call Centre (1-888-282-7763).

Canabo will charge an annual membership fee of $300 which includes;

•	Office and/or Home Telemedicine Calls
•	Full Access to National Call Centre with 24hr support response time
•	Follow-up Care Program
•	Full Access to Cannabis Educational program

Dr. Michael Verbora, Canabo's Medical Director commented; "Our goal at Canabo is to ensure all patients have access to proper consultation and advice on the use of medical cannabis. The new program will provide a high level of convenience for individuals who find it difficult to visit a busy medical office. Our team of practitioners can now utilize technology to assess patients for consideration for cannabinoid therapy."

About the Company

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 22 clinics across Canada, with additional locations planned to open in 2018. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.'s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo's actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company's ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo's business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by, or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact:

Mr. John Philpott
Telephone: +1-902-442-0653
Email: media@cmclinic.ca
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.